Exhibit 21.1

List of Principal Subsidiaries of the Registrant

Principal Subsidiaries	Place of Incorporation
Jiangshan Holding Limited	British Virgin Islands
Hong Kong Changfeng Holding Limited	Hong Kong
Beijing Junxinyuan Technology Development Co., Ltd.	PRC
Julong Online (Beijing) Technology Development Co., Ltd.	PRC